Mail Stop 0306


February 10, 2005


Via Facsimile and U.S. Mail

Mr. Robert B. Mahoney
Acting Chief Financial Officer, Executive
  Vice President, and President, Far East South
Molex, Inc.
2222 Wellington Court
Lisle, Illinois  60532


	Re:	Molex, Inc.
		Form 10-K for the year ended June 30, 2004
      Filed September 10, 2004
		Form 10-Q as of September 30, 2004
		Form 8-K`s dated November 11 and December 1, 2004
      File No. 0-07491

Dear Mr. Mahoney:

      We have reviewed your response letters dated January 31,
2005
and February 7, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended June 30, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 9

Results of Operations - Page 10

1. We see your response to prior comment 2. We also note in your response to prior comment 3 that in future filings you will provide a narrative discussion of any identified changes in volume by major product lines or in overall unit sales growth. We further note that in future filings you will provide a narrative discussion of any identified changes in price by major product lines. Please explain how you define "major product lines" for purposes of this
disclosure
and address why revenues by major product lines should not be included in the notes to your financial statements. See paragraph 37 of SFAS 131.

Financial Statements and Supplementary Data - Page 19

Note 2 - Significant Accounting Policies - Page 25

Revenue Recognition - Page 27

2. See prior comment 10. We note that you have consignment arrangements with customers. If material, please revise future filings to discuss the significant terms of these arrangements and disclose your revenue recognition policies for these sales. Also, tell us how you determine when to record these sales. Explain the "pull" signal referred to in your response.

3. See prior comment 10. We note that you account for returns of product, other than warranty claims, under SFAS 5 and not SFAS 48. Based upon the information provided, it appears that you should be accounting for your sales returns under SFAS 48. Please revise to account for these returns in accordance with SFAS 48 for all periods presented, including interim periods, or tell us in detail why you believe that SFAS 5 is the appropriate literature and request your auditors to tell us whether or not they believe your accounting policy complies with generally accepted accounting principles. In addition, please provide a revised rollforward schedule of your reserves showing adjustments made to the reserves in each period. That is, revise the schedule provided in Appendix 2 of your February
7, 2005 response letter to reflect a separate column for (a) amounts charged to income, (b) payments and (c) adjustments due to reversals.

Reclassifications - Page 28

4. With respect to your disclosures of reclassifications and corrections of errors, please revise future filings as follows:

a) Clearly describe the nature and amounts of the adjustments and the period to which the amount relates.

b) Disclose when you identified the error.

c) If the error relates to a prior period and you are not restating prior period financial statements, please state why. For instance, state, if true, that you concluded that the effects of these adjustments, as well as any unrecorded adjustments, were not material individually or in the aggregate to the current year or any prior year. If this statement is not true, please explain to us why you have not restated prior period financial statements.

d) If you are not recording the correction of the error in the period in which you discovered the error, please explain why, both supplementally and in your future filings.

e) Include a table in your footnote disclosure showing the impact of each adjustment in total and by the fiscal year to which it relates.

f) See our comment below regarding the determination of which adjustments to record related to prior period errors. Similar to our comment with respect to your corrections of errors in classification, we believe you should use a reasonable basis for determining which adjustments to record in your financial statements.

5. We note your response to prior comment 15. We note that in providing for certain prior period reclassifications, you have elected to include certain items, but exclude other items.
Explain
your basis for determining what amounts to reclassify. For example, for 2003, we note that you did not include the effects of the $3.5 million reclassification from non-operating loss to cost of sales relating to impairment of licensed technology nor did you include the effects of the $3.1 million reclassification from selling, general and administrative expenses to cost of sales relating to the write-off of certain inventory. However, you did elect to reflect the $675,000 reclassification from other income to cost of sales. It appears that you also excluded some corrections of errors in classification from your statement of cash flows. Please restate your financial statements to correct the errors in classification if material. Otherwise, if you believe the amounts are not material for restatement, you should disclose your opinion, the nature and amount of the corrections of errors in classifications, and use a reasonable basis for determining which reclassification entries to include in your revised presentation.

6. We note your responses to prior comments 6, 7, 15, 16, 25, 29,
32,
33, and 44. You state that you have concluded that each of the adjustments and reclassifications contained therein are not material to the financial statements. In addition, we note per review of the supplemental information provided in appendix 42 that your auditors highlighted certain other adjustments recorded in the first quarter of 2005, including an adjustment to the Sumitmo cable reserve, revenue recognition cut-off in two locations and the adjustment of bonus accruals. Finally, we note throughout your responses references to various additional adjustments, reclassifications and corrections of errors that are being recorded in the second quarter of 2005. Provide us with a comprehensive qualitative and quantitative analysis of the materiality of the adjustments and errors in classification based on the guidance in SAB 99. Your analysis should include addressing the following specific items:

a) Provide the analysis on a comprehensive basis assuming all aforementioned adjustments, reclassifications and errors had been recorded in the appropriate periods. That is, this analysis should address whether or not the prior period errors are material for restatement in prior periods.

b) Provide the analysis on a comprehensive basis based on the manner in which the aforementioned adjustments and reclassifications are currently being reflected in your financial statements, including your second quarter 2005 financial statements. That is, this analysis should address whether or not the correction of prior period errors in the current period is material to the current period. Include an analysis of materiality for the manner in which you are recording the corrections between the first and second quarter and not just in the first quarter.

c) Include your statement of cash flows.

7. See prior comments 36 and 44.  We note from your January 31,
2005
response letter, including Appendix 44.1, that you had identified an estimated over-accrual in your accounts receivable reserve of $3 to
$4 million. Based upon various disclosures, it appears that you knew about this matter prior to filing your September 30, 2004 Form 10-Q.
If you do not restate prior periods for this error, please provide us with your analysis of why you plan to record this adjustment of a prior period error in the second quarter and not the first quarter of fiscal 2005. Explain in detail the company`s policies with respect to the determination of how and when to record and recognize errors in your financial statements and how your policies comply with generally accepted accounting principles. We note that your audit committee is reviewing your reserve creation and reversal practices and that you will provide us with the results of that review.

Note 3 - Restatement of Cash Flow Activities - Page 29

8. See prior comment 16. Please clarify your disclosure in future filings, as noted from your response, to state that you made similar errors in fiscal 2002 and the first three quarters of 2004 and why you did not restate for those errors.

Item 9A.  Controls and Procedures - Page 43

9. We note your response to prior comment 20.  In your response, you
indicate the clerical error relating to the manual adjustment to reclassify the change in certain other asset accounts totaled $25.4 million. However, we note in your disclosures on page 7 of your 10-Q as of September 30, 2004 that the restatement of cash flow activities reduced cash provided by operating activities by $44.6 million. Please supplementally tell us and revise future disclosures to clearly describe the nature of all items that caused the changes. Also, clarify your disclosure in future filings, as noted from your response, to state that you made similar errors in fiscal 2002 and the first three quarters of 2004.

Form 10-Q for the Quarterly Period Ended September 30, 2004

Part I - Financial Information - Page 3

Item 1.  Financial Statements - Page 3

10. We note your response to prior comment 24. We note that you intend to include the review report of your new auditor in your 10-
Q/A for the quarter ended September 30, 2004. Please request your auditor to tell us how they considered paragraph 37(g) of SAS 100 in light of the adjustments that are being recorded in the second quarter of 2005.

Note 3 - Prior Year Adjustment - Page 8

11. See prior comment 30 from our December 17, 2004 letter to you and prior comment one from our February 4, 2005 letter to you. Please respond to the following comments:
a) Please disclose in your September 30, 2004 10-Q to what periods the remainder of the cumulative adjustment relates. That is, from your analysis it appears that $5.4 million, or 67.5%, of the total cumulative amount relates to periods on or before 1999.

b) Please tell us in more detail how you calculated the amount of the
restatement for each period, including the cumulative amount of
$5.4
million in 1999. In your response, address why the fiscal year effect is negative in 2001 and why the fiscal year effect is 5.2%, (11.7)%,
2.4%, 1.7%, and 10.8% in 2000, 2001, 2002, 2003, and 2004 of total in-transit inventory for each period.

c) Your response states that the adjustment related to profit-in-inventory in one fiscal year reverses in subsequent fiscal periods when the inventory is sold to an end-user, third party customer. In addition, the example intercompany elimination entry you provided in
Appendix 1.2 of your February 7, 2005 response letter would also reflect that if the elimination entry were not recorded in each period that the impact is reversing once the inventory is sold to a third party. As such, please explain what the cumulative effect of $8.0 million represents as of June 30, 2004. Address whether the $8.0 million represents an elimination of profit in inventory for inventory still on hand. We again note that the majority of the $8.0 million relates to periods on or prior to 1999. If so, tell us the total amount of intercompany inventory still on hand as of June 30,
2004 by the period that the inventory was transferred. Address reserve balances and requirements for this inventory.

d) We note that your adjustment of $8.0 million is an increase to cost of sales and a reduction of inventory. Explain why it is appropriate to reduce inventories for the $8.0 million. Also see our comment in (c) above.

e) Please show us how you applied the percent of profit-in-inventory for inventory on-hand to your inventory-in-transit and why this percentage properly excludes slow and excess. Explain why the percentages listed in comment (b) above show percentage that do not appear to correspond to your intercompany profit margin. Explain why it is appropriate to apply your reserve for slow and excess inventory to inventory-in-transit. Reconcile this response with your analysis in Appendix 44.1 of your January 31, 2005 response letter.

12. See prior comment 32. Based upon your response, it appears that you recorded the original reserve of $2.7 million in error.
Please
clarify, if true, in your disclosure that the reversal is due to the correction of an error and not a change in estimate.

13. See response to prior comment 44 and Appendix 44.4 of your January 31, 2005 response letter. Please explain to us in more detail how you calculate the accrual for vacation under the new policy. Explain how your calculation considers terminated employees and differences in anniversary dates. Explain how you used the actual number of hours at December 31, 2004 to determine the adjustment to your vacation accrual balance. Explain how you first became aware of this problem and a chronology of significant events from that date.

Item 4.  Controls and Procedures - Page 13

14. We note your response to prior comment 34. We also see your proposed revised disclosure included as Exhibit A to your response.
We further note your statement included in your revised disclosure that management has concluded that your disclosure controls and procedures are effective "to ensure that information required to be disclosed by Molex in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission`s rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise to clarify, if true, that your officers have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

15. We note your disclosure on page 14 of your 10-Q that "management is not aware of any information which would result in any adjustments to the financial information included in this Form 10-Q." Further, we note in your proposed amended Item 4 disclosures included as Exhibit A to your response that you state that "the unaudited financial statements included in this Form 10-Q reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of information for the interim periods presented."
In light of the additional adjustments that are being recorded in the second quarter of 2005, including the $1.9 million loss on investment, the $5.6 million correction of an error in the vacation accrual and the $4.0 million relating to the reduction in your accounts receivable reserve, provide us with additional details regarding why management feels it is able to make these statements.

16. In light of the fact that numerous deficiencies existed, disclose in reasonable detail the basis of officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

17. See prior comment 36. Please provide the disclosures previously requested for each significant deficiency.

18. In light of the apparent deficiencies in your system of internal control over financial reporting that existed as of the beginning of the period covered by this report, and given the disclosed modifications to the design and operation of your internal control over financial reporting that were made during the period covered by this report, please disclose in reasonable detail the basis for your statement that, during the period covered by this report, there were no changes to your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting.

19. We note the November 30, 2004 letter from Deloitte & Touche LLP attached as Exhibit 16.1 to your Form 8-K/A filed on December 1, 2004. Please tell us what consideration you have given to addressing in the context of your controls and procedures disclosures the different or additional facts pertaining to the events that occurred during the period covered by this report that were noted by Deloitte
& Touche in its letter, to the extent that those different or additional facts may impact your management`s conclusion as to the effectiveness of your disclosure controls and procedures and/or to the extent that those different or additional facts may impact your disclosures with respect to changes in your internal control over financial reporting.

Other

20. We note the three acknowledgements included at the end of your letters filed in response to our December 17, 2004 comment letter. We also note, however, that the third of those acknowledgements differs materially from the acknowledgement requested in our original comment letter, in that the acknowledgement provided begins with four additional words that were not included in the acknowledgement requested. Please provide all three acknowledgements in the form previously requested.

* * * * * * * *

      As appropriate, please amend your September 30, 2004 Form
10-Q
and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387, Kate Tillan, Reviewing Accountant, at (202) 942-2861, or me at
(202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984.


							Sincerely,


							Daniel Gordon
							Branch Chief


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Robert B. Mahoney
Molex, Inc.
February 10, 2005
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